UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                 FORM 11-K




[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1998

                                     OR


[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the transition period from to



                       Commission file number: 1-6179




                         CORDANT TECHNOLOGIES INC.
                              BARGAINING UNIT
                   RETIREMENT SAVINGS AND INVESTMENT PLAN




                         CORDANT TECHNOLOGIES INC.
       15 West S. Temple, Suite 1600, Salt Lake City, Utah 84101-1532

CORDANT TECHNOLOGIES INC. BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


Audited Financial Statements

December 31, 1998 and 1997





Report of Independent Auditors............................................1
Statements of Net Assets Available for Benefits...........................2
Statements of Changes in Net Assets Available for Benefits................3
Notes to Financial Statements.............................................4

                       Report of Independent Auditors


Compensation Committee
     of the Board of Directors
Cordant Technologies Inc.

We have audited the accompanying statements of net assets available for benefits of the Cordant Technologies Inc. Bargaining Unit Retirement Savings and Investment Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the years then ended in conformity with generally accepted accounting principles.


                                                      /s/ Ernst & Young LLP

Salt Lake City, Utah
June 8, 1999

CORDANT TECHNOLOGIES INC. BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


Statements of Net Assets Available for Benefits


                                                                                    December 31
                                                                             1998                 1997
                                                                       -------------------   ------------------

ASSETS
      Investments, at fair value
          Equity Index Fund                                                  $   738,014          $   540,815
          Cordant Technologies Inc.
            Stock Fund                                                           336,089              336,325
          Balanced Fund                                                           84,427               86,629
          Aggressive Equity Fund                                                  81,396               82,666
          International Equity Fund                                               55,402               52,614
      Investments, at contract value
          Fixed Income Fund                                                    2,089,897            2,150,270
          Government Securities Fund                                               1,579                5,474
                                                                       --------------------  -------------------
                   TOTAL INVESTMENTS                                           3,386,804            3,254,793

      Income and contributions receivable                                         12,861                4,762
                                                                       --------------------  -------------------
                   TOTAL ASSETS                                                3,399,665            3,259,555

LIABILITIES
      Other payables                                                               1,392                2,970
                                                                       --------------------  -------------------
                   NET ASSETS AVAILABLE
                   FOR BENEFITS                                              $ 3,398,273          $ 3,256,585
                                                                       ====================  ===================


See notes to Financial Statements.


CORDANT TECHNOLOGIES INC. BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


Statements of Changes in Net Assets Available for Benefits


                                                                             Year Ended December 31
                                                                             1998                 1997
                                                                      -------------------   ------------------
Contributions and investment income
      Company contributions                                                  $   50,634           $    46,233
      Participant contributions                                                 153,733               130,537
      Dividend income                                                             6,887                 5,596
      Interest income                                                           135,567               138,908
      Net realized and unrealized appreciation
          in fair value of investments                                          142,728               292,038
                                                                      -------------------   ------------------
                   TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME                                            489,549               613,312

Participant payments                                                           (342,353)             (603,946)
Administrative expenses                                                          (5,508)               (4,945)
Plan transfers                                                                        -              (125,384)
                                                                      --------------------  ------------------

                   NET INCREASE (DECREASE)                                      141,688              (120,963)

Net assets available for benefits at
      beginning of year                                                       3,256,585             3,377,548
                                                                      --------------------  ------------------
                   NET ASSETS AVAILABLE FOR
                   BENEFITS AT END OF YEAR                                  $ 3,398,273           $ 3,256,585
                                                                      ====================   =================


See notes to Financial Statements.

CORDANT TECHNOLOGIES INC. BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN


Notes to Financial Statements


NOTE A - SIGNIFICANT ACCOUNTING POLICIES

General:

On May 5, 1998, Thiokol Corporation changed its corporate name to Cordant Technologies Inc. (the Company). During 1998, the plan name was changed to the Cordant Technologies Inc. Bargaining Unit Retirement Savings and Investment Plan (the Plan).

All investments of the Plan are held in the Cordant Technologies Inc. Master Savings Trust (the Trust) by The Northern Trust Company (the Trustee). The Trustee invests the assets of three employee retirement savings and investment plans of the Company pursuant to instructions provided to it by the investment managers. The investment managers are
appointed  by  the  Compensation   Committee  of  the  Company's  Board  of
Directors.

The Company's and participants' contributions, loans made to participants, repayments received from participants, and benefit payments or withdrawals are specifically identified for each plan. Income (loss) is allocated to the various plans based upon each plan's proportionate share of the fair value of the Trust's assets related to that income (loss). Asset values in the Plan reflect the deduction of brokerage commissions, related transaction costs and other fees assessed by the various investment managers. Costs incurred by the Plan to administer the daily valuation system are allocated daily to each investment fund as a reduction of the Net Asset Value (NAV) at an annual rate of fifteen one hundredths of one percent. All other Plan administrative and general expenses are paid by the Company.

Certain reclassifications have been made to the 1997 statements to conform to the 1998 presentation.

Investments:

There are seven investment options under the Plan. Investment options are: the Equity Index Fund, Cordant Technologies Inc. Stock Fund, Balanced Fund, International Equity Fund, Aggressive Equity Fund, Fixed Income Fund, and the Government Securities Fund.

Investments in the Company stock are recorded at fair market value as determined by the closing price on the New York Stock Exchange.

CORDANT TECHNOLOGIES INC. BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements (continued)

NOTE A - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The investment managers for the Equity Index, Balanced, International Equity, and Aggressive Equity Funds provide the unit value of their respective funds on a daily basis to the Trustee based upon each investment's closing price from the appropriate exchange or closing bid prices from investment brokerage firms.

The Fixed Income and Government Securities Funds are valued at contract value, which represents periodic deposit amounts net of funds used to pay participants' withdrawals, plus credited interest at the contract rate. The interest rate for each contract is reviewed and may be adjusted semi-annually to reflect current interest rates. The stated interest rate has been adjusted for estimated contract transaction and plan administration costs.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes, such as the adjustment of the stated interest rate for the Fixed Income and Government Securities Funds. Actual results could differ from those estimates.

Funds may be invested on a temporary basis in common trust funds. Participation units in common trust funds, comprised exclusively of short-term investments, are valued at par value, which is equal to redemption value.

Gain or loss on the sale of Plan assets is determined by utilizing a historical average unit cost of investments. Unrealized appreciation or depreciation is determined by the change in fair value for the twelve-month period.


NOTE B - DESCRIPTION OF THE PLAN

The Plan is a defined-contribution 401(k) plan established to provide eligible employees with an incentive to make systematic savings for retirement from current income through payroll deductions and to provide an opportunity to acquire an equity interest in the Company or to invest in one of the other six investment choices. All bargaining unit employees of the Kingston Division of Huck International, Inc. (Kingston) are eligible to participate in the Plan.

All operations ceased at the Huntsville division in 1996 and the Longhorn division in 1997. As a result, there are no longer any active employees from Huntsville and Longhorn participating in the Plan. However, former employees from these locations have balances in the Plan.

Participation in the Plan is voluntary. Kingston participants may make contributions to the plan for any whole percentage up to a maximum of 8 percent of base pay subject to limitations imposed by Federal Tax Regulations. Huck International, Inc. contributes an amount equal to 50 percent of each Kingston participant's base pay up to 4 percent, adjusted for any current forfeitures and reinstatement of prior forfeitures.

Company contributions are allocated among the investment funds in accordance with the participants' elections. Participants may transfer amounts from one investment fund to another subject to certain restrictions.

A more complete description of the plan including vesting and benefit provisions is contained in the booklet entitled Your Employee Benefits and is available from the Company's human resources department.

Although it has not expressed any intent to do so, the Company has the right to terminate, amend, modify, or suspend the Plan at any time. In the event the Plan is terminated, the entire value of the investment funds shall be applied for the exclusive benefit of participants, and no part of the funds will revert to the Company. Upon termination of the Plan, the Company will have no obligation to continue making contributions to the Plan.

NOTE C - INVESTMENTS

A description of the investment funds follows:

Equity Index Fund:

This fund is managed by the Bankers Trust Company. The fund is invested primarily in common stocks and securities convertible into common stocks and in other similar types of equity investments which closely mirror the Standard and Poor's 500 Composite Stock Price Index. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities, which comprise the Standard and Poor's 500 Composite Stock Price Index.

Cordant Technologies Inc. Stock Fund:

This fund is invested primarily in Cordant Technologies Inc. common stock. Its performance depends primarily upon the performance of the Company's stock. As with other stocks, the market value of this stock can fluctuate, and participants' investments in this fund can increase or decrease in value.

On January 22, 1998, the Company's Board of Directors declared a two-for-one stock split in the form of a stock dividend payable March 13, 1998, for each stockholder of record on February 27, 1998. The Company Stock Fund is valued in units, rather than shares, and therefore the split did not impact the number of units or the value allocated to the participants accounts. The NAV is also unaffected by the stock split.

Balanced Fund:

This fund is managed by the investment management firm of Dodge and Cox. The fund is invested in both common stocks and bonds. The value of investments can fluctuate due to general stock and bond market conditions as well as the performance of the individual securities in which the fund is invested. Investments in any single stock or bond issue, with the exception of United States government securities, are seldom in excess of 2 percent of total fund assets.

Aggressive Equity Fund:

This fund is managed by the investment management firms of Norwest Investment Management, Inc., and Provident Investment Counsel. This fund is invested in the common stocks of small, rapidly growing companies. A small growth company is one which is still in the early stage of its life cycle, yet has demonstrated, or is expected to achieve, long-term earnings growth. Investments in any single stock rarely exceed 4 percent of total fund assets. The value of investments can fluctuate due to general stock market conditions and the performance of the individual securities in the fund.

International Equity Fund:

This fund was previously managed solely by the investment management firm of T. Rowe Price Associates, Inc. Morgan Stanley Dean Witter Advisors Inc. was added as an investment manager during the year. On May 1, 1998, T. Rowe Price Associates transferred the value of 50 percent of the outstanding shares of the T. Rowe Price Institutional International Foreign Equity Fund to Morgan Stanley Dean Witter Advisors. Morgan Stanley Dean Witter Advisors invested the cash proceeds into the Morgan Stanley Institutional International Equity Portfolio.

The T. Rowe Price Institutional International Foreign Equity Fund is broadly diversified in over 300 equity securities of established foreign companies in more than 25 countries. This fund may invest in corporate and government debt securities, futures, options and enter into forward foreign currency exchange contracts.

The Morgan Stanley Dean Witter Institutional International Equity Portfolio seeks long-term appreciation by investing primarily in equity securities of non-US markets. Morgan Stanley Dean Witter Advisors considers cash flow and intrinsic value of company assets to select undervalued securities from a group of approximately 1,900 companies.

The value of this fund fluctuates with world stock and currency market conditions and the performance of the individual securities in the fund.

Fixed Income Fund:

This fund is managed by Connecticut General Life Insurance Company (CIGNA) under a group annuity contract issued to the Trustee, which provides for a fixed rate of return. The stated annual rate of return was 6.35 percent and
6.65  percent for the first and second  halves of 1998,  respectively,  and
6.35 percent for 1997.  The average yield for the fund was 6.50 percent and
6.35 percent for 1998 and 1997, respectively. The majority of fund assets consists of intermediate-term investment grade corporate bonds. The contract is included in the financial statements at contract value which approximates fair value as reported to the Plan by CIGNA.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of CIGNA.

Government Securities Fund:

This fund is managed by Metropolitan Life Insurance Company (MetLife) under a group annuity contract. The fund invests in intermediate-term United States Government and Government National Mortgage Association Fixed Income Securities backed by the full faith and credit of the United States Treasury and in other highly rated short-term securities. The stated annual rate of return was 5.85 percent and 6.15 percent for the first and second halves of 1998, respectively, and 5.85 percent for 1997. The average yield for the fund was 6.00 percent and 5.85 percent for 1998 and 1997, respectively. The contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by MetLife.

The fund is maintained in a separate account at the insurance company to prevent the assets from being subject to the claims of the general creditors of MetLife.


NOTE D -  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND

                                                                    Year Ended December 31, 1998
                                                          -------------------------------------------------------------------
                                                              Equity            Company                           Aggressive
                                                               Index             Stock          Balanced           Equity
                                                                Fund              Fund            Fund              Fund
                                                          -------------------------------------------------------------------

Contributions and investment
      income:

      Company contributions                                   $   16,180        $  10,518         $  3,220       $   4,324
      Participant contributions                                   51,069           35,296            9,492          14,081

      Dividend income                                                  -            2,250            3,327             354

      Interest income                                                  -              233                -               -

      Net realized and unrealized
          appreciation (depreciation) in
          fair value of investments                              157,928          (22,898)           3,155          (2,548)
                                                          -----------------   ---------------   -------------  --------------
  TOTAL CONTRIBUTIONS AND
      INVESTMENT INCOME                                          225,177           25,399           19,194          16,211

Participant payments                                             (52,240)         (57,032)          (5,935)         (9,970)
Administrative expenses                                           (1,362)            (336)            (154)           (421)

Participant transfers                                             28,266           32,792          (15,077)         (6,764)
                                                          -----------------   ---------------   -------------  --------------
               NET INCREASE (DECREASE)                           199,841              823           (1,972)           (944)

Net assets available for benefits
      at beginning of year                                       540,504          336,309           91,271          82,582
                                                          -----------------   ---------------   -------------  --------------
               NET ASSETS AVAILABLE FOR
               BENEFITS AT END OF YEAR                        $  740,345        $ 337,132         $ 89,299       $  81,638
                                                          =================   ===============   =============  ==============




                                                        Year Ended December 31, 1998
-----------------------------------------------------------------------------------------------------------------------------
                                                     Int'l          Fixed              Gov't
                                                     Equity         Income             Sec.
                                                     Fund           Fund               Fund            Total
-----------------------------------------------------------------------------------------------------------------------------

Contributions and Investment
         Income:

       Company contributions                           $  2,026      $    14,239       $    127         $    50,634
         Participant contributions                        6,663           36,624            508             153,733

         Dividend income                                    956                -              -               6,887

         Interest Income                                      -          135,273             61             135,567
         Net realized and unrealized
          appreciation (depreciation) in
          fair value of investments                       7,091                -              -             142,728
                                                   --------------------------------------------------------------------------

TOTAL CONTRIBUTIONS AND
  INVESTMENT INCOME                                      16,736          186,136            696             489,549

Participant Payments                                       (406)        (211,611)        (5,159)           (342,353)
Administrative expenses                                     (83)          (3,150)            (2)             (5,508)


Participant transfers                                   (13,637)         (26,155)           575                   -
                                                 ----------------------------------------------------------------------------

                     NET INCREASE (DECREASE)              2,610          (54,780)        (3,890)            141,688
Net assets available for benefits
at beginning of year                                     52,607        2,147,838          5,474           3,256,585
                                                  ---------------------------------------------------------------------------


NET ASSETS AVAILABLE FOR BENEFITS AT END OF
YEAR                                                  $  55,217      $ 2,093,058       $  1,584         $ 3,398,273
                                                   ==========================================================================

CORDANT TECHNOLOGIES INC. BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements (continued)

NOTE D -  CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS BY INVESTMENT FUND (CONTINUED)

                                                                             Year Ended December 31, 1997
                                                          -------------------------------------------------------------------
                                                              Equity            Company                          Aggressive
                                                               Index             Stock          Balanced           Equity
                                                               Fund               Fund            Fund              Fund
                                                          -------------------------------------------------------------------


Contributions and investment
      income:

      Company contributions                                  $  15,503          $   7,111      $   2,314           $   3,299
      Participant contributions                                 46,007             21,885          6,938              10,347

      Dividend income                                                3              2,928          2,457                  54

      Interest income                                                -                253              -                   -

      Net realized and unrealized
          appreciation in fair
          value of investments                                 137,547            133,888         14,574               3,878
                                                         --------------------------------------------------------------------
          TOTAL CONTRIBUTIONS AND
                   INVESTMENT INCOME                           199,060            166,065         26,283              17,578

Participant payments                                           (62,134)           (54,909)        (3,430)             (3,608)
Administrative expenses                                           (900)              (397)          (136)                (68)

Plan transfers                                                 (80,656)            12,408        (27,317)            (21,251)
Participant transfers                                            1,944             70,190        (23,116)              9,808
Net loan activity                                                  444                 94              -                    -
                                                           ------------------------------------------------------------------

          NET INCREASE (DECREASE)                               57,758            193,451        (27,716)              2,459

Net assets available for benefits
      at beginning of year                                     482,746            142,858        118,987              80,123
                                                          -------------------------------------------------------------------
          NET ASSETS AVAILABLE FOR
               BENEFITS AT END OF YEAR                       $ 540,504          $ 336,309      $  91,271           $  82,582
                                                          ===================================================================




                                                        Year Ended December 31, 1997
-----------------------------------------------------------------------------------------------------------------------------
                                                    Int'l            Fixed          Gov't
                                                    Equity           Income           Sec.         Loan
                                                    Fund             Fund             Fund         Fund        Total
                                ---------------------------------------------------------------------------------------------

Contributions and investment
   Income:

   Company contributions                            $   2,107         $    15,881     $     18    $      -     $    46,233
   Participant contributions                            6,317              38,949           94           -         130,537

   Dividend income                                        154                  -             -           -           5,596

   Interest Income                                          -             138,323          316          16         138,908

   Net realized and unrealized
   appreciation (depreciation)
   in fair value of investments                         2,151                   -            -           -         292,038
                                              -------------------------------------------------------------------------------

                     TOTAL CONTRIBUTIONS AND
                           INVESTMENT INCOME           10,729             193,153          428          16         613,312

Participant payments                                   (1,925)           (447,271)        (353)    (30,316)       (603,946)
Administrative expenses                                  (107)             (3,329)          (8)          -          (4,945)


Plan transfers                                        (22,852)             14,284            -           -        (125,384)

Participant transfers                                 (20,883)            (37,943)           -           -               -
Net loan activity                                           -                   -            -        (538)              -
                                              -------------------------------------------------------------------------------

                     NET INCREASE (DECREASE)          (35,038)           (281,106)          67     (30,838)       (120,963)

Net assets available for benefits
At beginning of year                                   87,645           2,428,944        5,407      30,838       3,377,548
                                               ------------------------------------------------------------------------------
                    NET ASSETS AVAILABLE FOR
                     BENEFITS AT END OF YEAR        $  52,607         $ 2,147,838     $  5,474    $      -     $ 3,256,585
                                               ==============================================================================


CORDANT TECHNOLOGIES INC. BARGAINING UNIT
RETIREMENT SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements (continued)

NOTE E - INCOME TAX STATUS

The Company has received a favorable letter of determination from the Internal Revenue Service stating that the Plan qualifies under section 401(a) and the Trust is exempt from tax under section 501(a) of the Internal Revenue Code (IRC). The Plan is required to operate in conformity with the IRC to maintain its qualification. The Company is not aware of any course of action or series of events that have occurred that would adversely affect the Plan's qualified status. Participants are not subject to income tax on Company contributions or income credited to their accounts until such time as these amounts are distributed.


NOTE F - QUARTERLY NET ASSET VALUE INFORMATION

The NAV of each fund was established at $10.00 on January 1, 1995. A participant's fund balance is computed by multiplying the NAV by the number of units owned. The investment fund NAV at the end of each quarter for 1998 and 1997 was as follows:

                                                        March 31           June 30          Sept 30           Dec 31
                                                     ----------------   --------------   ---------------   --------------

Calendar Year 1998

      Equity Index Fund                                  $ 25.5693        $ 26.3948         $ 23.7722        $ 28.8359
      Cordant Technologies Stock Fund                      33.5301          32.0316           29.4211          26.1354
      Balanced Fund                                        18.8838          18.9207           17.4168          18.8886
      Aggressive Equity Fund                               13.1325          12.4013            9.3473          11.3809
      International Equity Fund                            15.1573          15.2626           13.2197          15.4074
      Fixed Income Fund                                    12.0034          12.1917           12.3908          12.5932
      Government Securities Fund                           11.8257          11.9958           12.1770          12.3612


Calendar Year 1997

      Equity Index Fund                                  $ 17.2947        $ 20.3152         $ 21.8366        $ 22.4551
      Cordant Technologies Stock Fund                      19.3789          24.3948           29.8851          28.2672
      Balanced Fund                                        14.8108          16.4264           17.7097          17.7295
      Aggressive Equity Fund                                9.3690          10.9900           12.7147          11.5949
      International Equity Fund                            12.9622          14.5394           14.4370          13.3608
      Fixed Income Fund                                    11.2903          11.4647           11.6437          11.8256
      Government Securities Fund                           11.1744          11.3336           11.4969          11.6625


NOTE G - YEAR 2000 (UNAUDITED)

The Plan is dependent on information systems controlled and maintained by the Company and significant third party service providers. The Company believes its systems are Year 2000 compliant. Third party service providers have represented that their systems are Year 2000 compliant. In the event the systems are not compliant, there may be delays in processing (ie. checks, transfers, investments, etc.) The Company and the third party service providers bear all costs associated with becoming Year 2000 compliant. No significant impact to the Plan is anticipated from Year 2000 issues.

                                  Exhibit

                      Consent of Independent Auditors


We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 33-10316) pertaining to certain Retirement Savings and Investment Plans of Cordant Technologies Inc. of our report dated June 8, 1999, with respect to the financial statements of the Cordant Technologies Inc.Bargaining Unit Retirement Savings and Investment Plan included in this Annual Report (Form 11-K) for the year ended December 31, 1998.

                                                      /s/ Ernst & Young LLP



Salt Lake City, Utah
June 28, 1999

                                 SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                                  CORDANT TECHNOLOGIES INC.
                                                  BARGAINING UNIT
                                                  RETIREMENT SAVINGS AND
                                                  INVESTMENT PLAN



                              /s/ Richard L. Corbin
Date:  June 28, 1999          ---------------------------------------------
                              Richard L. Corbin, Executive Vice
                              President and Chief Financial
                              Officer for the Plan Administrative
                              Committee